SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On June 28, 2013, the conversion of the Company’s outstanding preference shares into ordinary shares, as authorized by the Company’s shareholders on May 16, 2013, was registered at the Commercial Register in Hof, Germany, and on July 2, 2013, the Company published a notice in the Electronic Gazette announcing that the conversion had become effective and that the listing of the preference shares on the Frankfurt Stock Exchange had been discontinued as of the end of the trading session of June 28, 2013. Since July 1, 2013, only the Company’s ordinary shares can be delivered via the Frankfurt Stock Exchange. Our custodian banks have effected the re-booking of securities account positions in the Company’s preference shares following the end of the trading session on June 28, 2013 in a 1:1 ratio and have booked one ordinary share into the shareholders’ securities accounts for each preference share.

In addition, effective at the close of trading on June 28, 2013, trading in American Depositary Shares representing the Company’s preference shares ceased and, on July 1, 2013, the New York Stock Exchange filed a Form 25 Notice of Removal From Listing with respect to the preference share ADSs.  American Depositary Shares representing the ordinary shares resulting from conversion of the Company’s preference shares have been listed on the New York Stock Exchange.  Bank of New York Mellon, the depositary for the Company’s preference share ADSs and ordinary share ADSs will call for surrender all the outstanding preference share ADSs and, upon surrender of preference share ADSs and payment of any applicable fees or taxes, the depositary will distribute ordinary share ADSs to the former owners of preference share ADSs.

EXHIBITS

Exhibit 99.1                              Convenience translation of Notice regarding the conversion of preference shares into ordinary shares published in the Electronic Gazette on July 2, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: July 3, 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

	By:	/s/ RICE POWELL
	Name:	Rice Powell

	Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

	By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan

	Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner